 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated November 30, 2015, announcing the Company's sale of the Suezmax Cap Laurent.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 30, 2015

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

EXHIBIT 99.1

SALE OF THE SUEZMAX CAP LAURENT

ANTWERP, Belgium, 30 November 2015 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") today announces that the Company sold its Suezmax Cap Laurent (1998 - 146,145 dwt), for USD 22.25 million. The vessel was wholly owned by Euronav.

The capital gain on that sale of about USD 11.1 million will be recorded in the fourth quarter. Following the sale, the availability of the revolver under the USD 750 million facility was reduced by USD 11.5 million. The vessel was delivered to its new owner on 26 November 2015.

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VERKOOP VAN DE SUEZMAX CAP LAURENT

ANTWERPEN, België, 30 november 2015 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" of de "Vennootschap") kondigt vandaag de verkoop aan van de Suezmax Cap Laurent (1998 – 146.145 dwt), voor een prijs van 22,25 miljoen USD. Het schip was volledig eigendom van Euronav.

De meerwaarde op deze verkoop bedraagt ongeveer 11,1 miljoen USD en zal worden geboekt in het vierde kwartaal. Als gevolg van deze verkoop, werd de beschikbaarheid van het wentelkrediet van 750 miljoen USD verminderd met 11,5 miljoen USD. De levering van het schip aan haar nieuwe eigenaar vond plaats op 26 november 2015.

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email:  IR@euronav.com
Bekendmaking resultaten vierde kwartaal 2015: donderdag 28 januari 2016

Over Euronav
Euronav is een onafhankelijke tankerrederij die instaat voor het zeevervoer en de opslag van ruwe olie en petroleumproducten. De maatschappelijke zetel van de Vennootschap is gevestigd te Antwerpen, België, en verder heeft Euronav kantoren verspreid over Europa en Azië. Euronav noteert op Euronext Brussels en op de NYSE onder het symbool EURN. Euronav verhandelt zijn schepen op de spotmarkt alsook onder langetermijn-bevrachtingsovereenkomsten. VLCC-schepen op de spotmarkt worden uitgebaat binnen de Tankers International pool, waarvan Euronav één van de grootste partners is. De vloot uitgebaat door Euronav bestaat uit 56 dubbelwandige schepen: één V-Plus-schip, 28 VLCC's (waaronder één in 50%-50% joint venture), drie VLCC's in aanbouw die we recent overnamen onder bestaande nieuwbouwcontracten, 22 Suezmax-schepen (waaronder vier in 50%-50% joint venture) en twee FSO-schepen (beide in 50%-50% joint venture). Euronav-schepen varen voornamelijk onder Belgische, Griekse en Franse vlag, alsook onder de vlag van de Marshall Eilanden.

Gereglementeerde informatie in de zin van het koninklijk besluit van 14 november 2007.